

December 21, 2020

Barry E. Davis
Chairman, Chief Executive Officer, and Director
EnLink Midstream, LLC
1722 Routh Street, Suite 1300
Dallas, TX 75201

  Re: EnLink Midstream, LLC
   Form 10-K for the Fiscal Year ended December 31, 2019
   Response Dated November 17, 2020
   File No. 001-36336

Dear Mr. Davis:

  We have reviewed your November 17, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

Form 10-K for the Fiscal Year ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 64

1. We note that in response to prior comment two, you have proposed to relabel your incomplete cost of sales measure as "product costs" rather than provide disclosures pursuant to SAB Topic 11:B. However, considering the association between the terms "product costs" and "product sales," we do not believe that adequate differentiation from cost of sales, or a complete measure of the costs of product sales, would be achieved with the label you have proposed. Given your description of product sales on page 97, a label that more clearly indicates what is included in, and excluded from, this line item appears necessary. As part of your response to this comment, explain how both your revised label and your existing presentation of "operating expenses" reflect consideration of the

guidance in SAB Topic 11:B, relative to the amounts excluded from these measures.

2.   We understand from your response to prior comments two and three that you propose to replace the term "gross operating margin" with "adjusted gross margin," although you would retain the current reconciliation to operating income or loss and would provide similar reconciliations for each segment in place of the tabulations on page 69. You also explain that you would revise the narratives in MD&A to include a balanced and equally prominent discussion of the corresponding, most directly comparable measures compiled in accordance with GAAP, although you would be comparing your non-GAAP measure to operating income or loss. Given the nature of your non-GAAP measure, considering the revised labeling you have proposed and the manner of computation, we believe that the most directly comparable measure is gross margin determined in accordance with GAAP, and that your reconciliations should therefore utilize this measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Please submit corresponding revisions for the consolidated and segment reconciliations in MD&A, and for the narratives to address the periodic changes in your non-GAAP margin measures with a corresponding discussion of gross margin, prepared in accordance with GAAP, for each period presented.

3.   We note your disclosure on page 68, stating that gross operating margin is the primary performance measure used by management. However, on pages 138-141 of your financial statements, you identify and present segment profit as the measure that is used by your chief operating decision maker for purposes of making decisions about allocating resources and assessing performance. Please address the apparent inconsistency between these disclosures, explain why there is no mention of segment profit in your discussion of segment performance in MD&A, and tell us why you have not provided the reconciliation that is required to comply with FASB ASC 280-10-50-30(b).

    You may contact Joseph Klinko at (202) 551-3824 or Karl Hiller at (202) 551-368 if you have questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Energy & Transportation

cc: Pablo G. Mercado